Filed by CleanTech Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: CleanTech Acquisition Corp.

(File No. 001-40611)

We're thrilled to announce our intent to merge with Cleantech Acquisition Corporation and become a public company.

Learn how we're bringing green robotics to a blue economy:

https://nauticusrobotics.com/wp-content/uploads/2021/12/CLAQ-Business-Combination-12-16-21-vF.pdf

#robotics #economy #business #blueeconomy

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